UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2a
                                (AMENDMENT NO. 3)

                            Overseas Filmgroup, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   690337 10 0
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                                 (CUSIP Number)

                            Douglas B. McClure, Esq.
                            Overseas Filmgroup, Inc.
            8800 Sunset Boulevard, Third Floor, Los Angeles, CA 90069
                                 (310) 855-1199
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 30, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                              (Page 1 of 6 Pages)

CUSIP No. 690337 10 0
1.  NAME OF REPORTING PERSON
     I.R.S. IDENITIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert B. Little
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
               00, PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
          0
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8.       SHARED VOTING POWER
          4,602,778
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9.       SOLE DISPOSITIVE POWER
          0
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10.      SHARED DISPOSITIVE POWER
          4,353,218
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11.      AGGREGATE AMOUNT BENEIFICALLY OWNED BY EACH REPORTING PERSON
          4,602,778  (See response to Item 5)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.8%
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14.      TYPE OF REPORTING PERSON*
      IN
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                              (Page 2 of 6 Pages)

CUSIP No. 690337 10 0

1.  NAME OF REPORTING PERSON
     I.R.S. IDENITIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ellen Dinerman Little
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
          00, PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
          0
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8.       SHARED VOTING POWER
          4,602,778
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9.       SOLE DISPOSITIVE POWER
          0
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10.      SHARED DISPOSITIVE POWER
          4,353,218
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11.      AGGREGATE AMOUNT BENEIFICALLY OWNED BY EACH REPORTING PERSON
         4,602,778 (See response to Item 5)
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         59.8%
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14.      TYPE OF REPORTING PERSON*
         IN
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                                 (Page 3 of 6 Pages)

         This Amendment No. 3 adds the following information to Items 3 and 4 and amends and restates in its entirety Item 5 of the Schedule 13D filed jointly by Ellen Dinerman Little and Robert B. Little (the "Reporting Persons") with respect to ownership of the Common Stock, par value $.001 per share (the "Common Stock") of Overseas Filmgroup, Inc. ("Issuer"). A joint filing agreement pursuant to Rule 13d-1(k)(1)(iii) was filed as Exhibit 1 to the Schedule 13D and is incorporated herein by this reference.

Item 3.  Source and Amount of Funds or Other Consideration

         On October 30, 1999, an additional portion of the two options that were previously granted to each of the Reporting Persons pursuant to the Management Option Plan vested. Each Reporting Person holds one option for 537,000 shares of Common Stock at an exercise price of $5.00 per share (which is currently exercisable for 362,500 shares as the result of the October 30, 1999 vesting of an additional 87,500 shares) and one option for 562,500 shares at an exercise price of $8.50 per share (which is currently exercisable for 337,500 shares as the result of the October 30, 1999 vesting of 112,500 shares).

Item 4.  Purpose of the Transaction

         The options to purchase Common Stock were granted in October 1996 pursuant to the Management Option Plan which was adopted in connection with the October 1996 merger of Overseas Filmgroup, Inc. and Entertainment/Media Acquisition Corporation.

Item 5.  Interest in Securities of the Issuer

(a) Ellen Dinerman Little beneficially owns 4,602,778 shares of Common Stock (including 1,400,000 shares subject to currently exercisable options and 249,560 shares pursuant to an irrevocable proxy granted by William F. Lischak to Ms. Little and her spouse). 2,953,218 of such shares are held as community property with Robert B. Little, Ms. Little's spouse, in a revocable living trust. Of the 1,400,000 shares subject to currently exercisable options, 700,000 shares are subject to currently exercisable options granted to Ellen Dinerman Little's spouse (Robert B. Little) pursuant to the Issuer's Management Option Plan which generally may only be exercised by Ms. Little's spouse. The filing of this
Schedule 13D shall not be deemed an admission that Ellen Dinerman Little is the beneficial owner of the options granted to her spouse.

         The 4,602,778 shares of Common Stock beneficially owned by Ms. Little constitute 59.8% of the Issuer's outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1)).

         The number of shares of Common Stock beneficially owned by Ms. Little does not include (i) 400,000 shares of Common Stock subject to options granted to her pursuant to the Management Option Plan, the exercisability of which is subject to certain additional vesting requirements, or (ii) 400,000 shares of Common Stock subject to options granted to her spouse pursuant to the Management Option Plan, the exercisability of which is subject to certain additional vesting requirements.

         Robert B. Little beneficially owns 4,602,778 shares of Common Stock (including (including 1,400,000 shares subject to currently exercisable options and 249,560 shares pursuant to an irrevocable proxy granted by William F. Lischak to Mr. Little and his spouse). 2,953,218 of such shares are owned as community property with Ellen Dinerman Little, Mr. Little's spouse, in a revocable living trust. Of the 1,400,000 shares subject to currently exercisable options, 700,000 shares are subject to currently exercisable options granted to Robert B. Little's spouse (Ellen Dinerman Little) pursuant to the Issuer's Management Option Plan which generally may only be exercised by Mr. Little's spouse. The filing of this Schedule 13D shall not be deemed an admission that Robert B. Little is the beneficial owner of the options granted to his spouse.

         The 4,602,778 shares of Common Stock beneficially owned by Mr. Little constitute 59.8% of the Issuer's outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1)).

         The number of shares of Common Stock beneficially owned by Mr. Little does not include (i) 400,000 shares of Common Stock subject to options granted to him pursuant to the Management Option Plan, the exercisability of which is


                              (Page 4 of 6 Pages)
subject to certain additional vesting requirements, or (ii) 400,000 shares of Common Stock subject to options granted to her spouse pursuant to the Management Option Plan, the exercisability of which is subject to certain additional vesting requirements.

         The foregoing is based upon the Issuer's Definitive Proxy Statement dated October 13, 1999 which reported that as of September 30, 1999, 6,295,305 shares of Common Stock were outstanding.

          (b)Ellen Dinerman Little:
             sole power to vote or direct the vote: 0 shares shared power to vote or direct the vote: 4,602,778 sole or shared power to dispose of or to direct the disposition:
             4,353,218 shares

             Robert B. Little:
             sole power to vote or direct the vote:  0 shares
             shared power to vote or direct the vote:  4,602,778
             sole or shared power to dispose of or to direct the disposition:
             4,353,218 shares

         (c), (d) and (e) are inapplicable

                              (Page 5 of 6 Pages)

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 1999
                           /s/ Ellen Dinerman Little
                           -------------------------
                           ELLEN DINERMAN LITTLE


November 5, 1999

                           /s/ Robert B. Little
                           -------------------------
                           ROBERT B. LITTLE

                              (Page 6 of 6 Pages)